02 MAR 13 AM 8:18

02015812

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 8 March 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
MAR 27 2002
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

dlw 3/13

PRESS RELEASE

Interbrew one step closer to clarification in case of falsified documents

Brussels, 8 March, 2002

Interbrew, *The World's Local Brewer©*, is pleased to learn that the Court of Appeal in England has confirmed the decision to impose on the news agencies the delivery up of falsified documents anonymously circulated to them late November, 2001 about a so-called takeover of South African Breweries.

"*Today's judgment confirms that Mr Justice Lightman was right to order that the originals of the leaked documents be delivered up.*" said Patrice J. Thys, EVP Legal and Corporate Affairs of Interbrew. "*The right of the victim has been given precedence to the right of the press to protect its sources of information. We are now one step closer to clarification in this case of unlawful manipulation.*"

Once delivered up, it is the intention that the documents be subjected to independent forensic examination.

Interbrew remains determined to do all it can to identify the source of the manipulation, in full co-operation with the authorities investigating this matter in Great Brittan and Belgium.

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Corneel Maes
VP Communication
Tel: +32 16 31 57 69
Mobile: +32 475 92 27 69
Fax: +32 16 31 59 69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
VP Investor Relations
Tel: +32 16 31 55 41
Fax: +32 16 31 57 13
E-mail: patrick.verelst@interbrew.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 6 March 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

PRESS RELEASE

Interbrew enters into exclusive negotiations with Boonrawd Brewery, Thailand

Brussels, 6 March, 2002

Interbrew, *The World's Local Brewer©*, is pleased to announce that it has entered into exclusive negotiations with Boonrawd Brewery, to create a joint venture in Thailand. It is expected that this joint venture be finalized and set up in the spring of this year.

Boonrawd Brewery owns the most recognized brands in the Thai beer market: Singha and Leo. Interbrew through its Beck's subsidiary is also present on the Thai market with the Kloster brand.

"We've had excellent relations with the Bhirom Bahkdi family, owner of Boonrawd Brewery, for many years." said Patrice J. Thys, Executive Vice President, Legal and Corporate Affairs and also responsible for the China Operations of Interbrew. "The Asian beer market has reached a stage where partnerships will increasingly happen. With our *World's Local Brewer©* philosophy, we can provide marketing, sales, technical and government affairs expertise to our partners. That makes us the natural potential partner for many strong brewers in this part of the world".

"Boonrawd Brewery is the pioneer of Thai beer and proves to be the best potential partner for this region, as we are ready to provide strong platform and strong brands to develop the regional beer market for the mutual benefit of both sides." Santi Bhirom Bhakdi, CEO of Boonrawd Brewery said.

Per capita consumption in the Thai beer market in 2000 was 19 litres. The market has grown 13% per annum since 1995, despite economic difficulties during the 1997-1998 crisis.

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-69
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com